UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)1

Big 5 Sporting Goods Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

08915P 10 1

(CUSIP Number)

June 25, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08915P 10 1	13G	Page 2 of 10

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Miller

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		8,302,521

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		1,215,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,302,521

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.4% based on 22,178,018 shares of Common Stock outstanding as of November 13, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002.

12.	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 08915P 10 1	13G	Page 3 of 10

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		8,302,521

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		1,215,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,302,521

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.4% based on 22,178,018 shares of Common Stock outstanding as of November 13, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002.

12.	TYPE OF REPORTING PERSON*

OO (Trust)

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 08915P 10 1	13G	Page 4 of 10

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacquelyne G. Miller

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		8,302,521

EACH
REPORTING	7.	SOLE DISPOSITIVE POWER

PERSON		0

WITH
	8.	SHARED DISPOSITIVE POWER

		1,215,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,302,521

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.4% based on 22,178,018 shares of Common Stock outstanding as of November 13, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002.

12.	TYPE OF REPORTING PERSON*

IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8.Identification and Classification of Members of the Group
Item 9.Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE
Exhibit 99.1, SC 13G

CUSIP No. 08915P 10 1	13G	Page 5 of 10

Item 1.

     The name of the issuer is Big 5 Sporting Goods Corporation. The address of the principal executive offices of the issuer is 2525 East El Segundo Boulevard, El Segundo, California 90245.

Item 2.

(a)	Name of Person Filing:

This statement on Schedule 13G is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by Steven G. Miller, the Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990 and Jacquelyne G. Miller (the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is c/o Big 5 Sporting Goods Corporation, 2525 East El Segundo Boulevard, El Segundo, California 90245

(c)	Citizenship:

Steven G. Miller and Jacquelyne G. Miller are each citizens of the United States. The Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990 was formed under the laws of the State of California.

(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

(e)	CUSIP Number: 08915P 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 08915P 10 1	13G	Page 6 of 10

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,302,521.

(b)	Percent of class: 37.4% based on 22,178,018 shares of Common Stock outstanding as of November 13, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002 .

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 8,302,521.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 1,215,000.

     The Steven G. Miller and Jacquelyne G. Miller Trust owns 1,215,000 shares of the Issuer’s outstanding common stock. Steven G. Miller and Jacquelyne G. Miller are co-trustees of such trust.

     Steven G. Miller entered into an amended and restated stockholders agreement with the Issuer, Green Equity Investors, L.P. and Robert W. Miller, which agreement is on file as Exhibit 10.1 to Amendment No. 2 to the Issuer’s Form S-1, filed with the Securities and

CUSIP No. 08915P 10 1	13G	Page 7 of 10

Exchange Commission on June 5, 2002. Under the amended and restated stockholders agreement, Green Equity Investors, L.P. may designate one member for nomination to the Issuer’s board of directors so long as it beneficially owns at least 5% of the Issuer’s outstanding shares of common stock. Steven G. Miller and Robert W. Miller have agreed to vote all of their common stock, including stock held by any of their affiliates (as defined in the amended and restated stockholders agreement) in favor of electing Green Equity Investors, L.P.’s nominee. If Steven G. Miller or Robert W. Miller is nominated for election to the Issuer’s board of directors, Green Equity Investors, L.P. has agreed to vote all of its shares in favor of electing both of them. The amended and restated stockholders agreement terminates when Green Equity Investors, L.P. beneficially owns less than 5% of the Issuer’s outstanding common stock.

     Under the terms of the amended and restated stockholders agreement, the Reporting Persons may be deemed to share voting power over the 876,548 shares beneficially owned by Robert W. Miller and the 6,210,973 shares owned by Green Equity Investors, L.P. However, the Reporting Persons disclaim beneficial ownership of such shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not applicable.

Item 8.	Identification and Classification of Members of the Group

     Not applicable.

Item 9.	Notice of Dissolution of Group

     Not applicable.

Item 10.	Certifications

     Not applicable.

CUSIP No. 08915P 10 1	13G	Page 8 of 10

Exhibits

Exhibit 99.1	Agreement Regarding Joint Filing of Statements on Schedule 13G

CUSIP No. 08915P 10 1	13G	Page 9 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1-16-03

Date

/s/ Steven G. Miller

Steven G. Miller
Individually and as Trustee of the Steven G. Miller and Jacquelyne G. Miller Trust

1-16-03

Date

/s/ Jacquelyne G. Miller

Jacquelyne G. Miller
Individually and as Trustee of the Steven G. Miller and Jacquelyne G. Miller Trust

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.

(See 18 U.S.C. 1001)